Theodore Gazulis
Senior Vice President and
Chief Financial Officer
415.461.5025 ext 220
tgazulis@resoluteenergy.com
June 30, 2011
Via Federal Express and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Ethan Horowitz, Branch Chief

Re:	Resolute Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 8-K Filed March 15, 2011 File No. 1-34464
Dear Mr. Horowitz,
Set forth below are the responses of Resolute Energy Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 22, 2011, regarding the above-referenced filings.
For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.
Form 10-K for Fiscal Year Ended December 31, 2010
Business and Properties, page 1
1.	We are unable to locate the disclosures required by Items 1205 and 1207 of Regulation S-K. In addition, it does not appear that information regarding productive wells is provided separately for oil and gas as required by Item 1208(a) of Regulation S-K. Please modify to provide these disclosures, or tell us where such information is located within your document.
Resolute notes your comment and believes that it has substantially complied with the requirements of Item 1205, 1207 and 1208(a).

Securities and Exchange Commission	June 30, 2011 Page 2 of 4
Disclosures required by Item 1205 are included under the heading Drilling Results on page 14 of the Company’s Form 10-K. We acknowledge that we did not note in our disclosure the exploratory nature of the one well drilled in 2010, but we do not believe this information is material to an understanding of our operations for this period, and therefore its omission would not require an amendment to the Form 10-K. We will properly disclose the types of wells drilled in all future filings.
Disclosures required by Item 1207 are not applicable as the Company has no commitments to deliver any fixed and determinable quantities of oil or gas under any existing contract or agreement.
We acknowledge that the disclosure of productive wells on page 13 of the Form 10-K is not provided separately for oil wells and gas wells as required by Item 1208(a). We note that each well is classified as an oil or gas well based upon the well’s initial production. Wells retain that classification through their productive lives, but wells that are classified as oil wells may produce varying amounts of gas and wells that are classified as gas wells may produce varying amounts of oil. The Company is of the opinion that this is not a material omission, inasmuch as approximately 97% of the Company’s production is produced from oil wells. Although the Company had interests in 264 gross (242 net) productive gas wells at December 31, 2010, these wells accounted for less than 90,000 barrels of oil equivalent production, or approximately 3% of Resolute’s 2010 oil equivalent production. The Company will separately provide productive oil and gas wells consistent with the disclosures required by Item 1208(a) in all future filings.
Financial Statements
Notes to Consolidated Financial Statements
Note 15 — Supplemental Oil and Gas Information (unaudited), page F-26
Oil and Gas Reserve Quantities, page F-27
2.	Please modify your disclosure to separately present proved undeveloped reserves as of the beginning and end of the year as required by FASB ASC 932-235-50-4.
We acknowledge that the disclosure of proved undeveloped reserves is not separately presented in Note 15 to the Consolidated Financial Statements, although such amounts are calculable by the reader from the information presented in the Oil and Gas Reserve Quantities table on F-27. We also note that the exact quantities of proved undeveloped reserves at December 31, 2010, are presented on page 11 of the Annual Report on Form 10-K for 2010 and the quantities of proved undeveloped reserves at December 31, 2009, are presented on page 12 of the Annual Report on Form 10-K for 2009. Resolute owned no proved reserves for any period prior to September 2009; proved reserves were owned by Resolute’s predecessor entities prior to that time. The proved undeveloped reserve information is both calculable from the information presented in Note 15 and is available to the public in other locations in our public filings. As a result, we consider this omission immaterial and therefore do not believe that an amendment to the Annual Report on Form 10-K would be required. We will, however, separately provide proved undeveloped reserve quantities as of the beginning and end of each year in the footnotes to the Consolidated Financial Statements in all future filings.

Securities and Exchange Commission	June 30, 2011 Page 3 of 4
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-27
3.	We note from the table on the bottom of page F-28 that net proved oil and gas properties balance as of December 31, 2010 (i.e., $632,054) appear to exceed your standardized measure of discounted future net cash flows (i.e., $587,000). Please tell us the reasons why this is the case and whether you considered the need to record an impairment of your oil and gas properties. Refer to Rule 4-10(c)(4) of Regulation S-X.
Consistent with our accounting policies (see the eighth paragraph under Oil and Gas Properties in Note 2 of the Consolidated Financial Statements), Regulation S-X Article 4-10(c)(4), and the guidance provided in Staff Accounting Bulletin 114 Topic 12.D.1., the Company performs a ceiling test at each quarter end to determine whether an impairment of oil and gas properties is required. For the year ended December 31, 2010, Resolute’s full cost ceiling limitation exceeded the net proved oil and gas properties balance, and therefore there was no impairment.
The primary reason that the standardized measure of discounted future net cash flows is lower than the full cost ceiling limitation and the net proved oil and gas properties balance at December 31, 2010, is because of the different methods that are required to be used in the calculation. In the standardized measure calculation, future income taxes are computed starting with undiscounted future cash flows of $1,917,000,000, whereas the income tax effect computed in the ceiling limitation begins with discounted future net cash flows (before income taxes) of $848,000,000. As such, the computations result in significantly different amounts and result in full cost ceiling limitations significantly in excess of both the standardized measure of discounted future net cash flows and the net proved oil and gas properties balance as of December 31, 2010.
Exhibit 31 — Section 302 Certifications
4.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
•	The titles of the certifying individuals should be removed from the introductory paragraph;

•	The head note to paragraph 4 should include a reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f);” and

•	The disclosure required by paragraph 4b was omitted.
Please revise your certifications to address each of the matters noted above.
The Company will file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2010, to revise Exhibits 31.1 and 31.2 and to address each of the matters noted above upon resolution of all matters contained in the Staff’s letter of June 22, 2011.
5.	In connection with the preceding comment, please confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided the certifications.

Securities and Exchange Commission	June 30, 2011 Page 4 of 4
The Company hereby confirms to the Staff that the inclusion of the titles of the certifying individuals was not intended to limit the capacity in which such individuals provided the original certifications.
Form 8-K filed March 15, 2011
6.	We note you present an EBITDA measure and a corresponding reconciliation to net income (loss). However, the amount presented as EBITDA includes adjustments for items such as stock-based compensation, unrealized losses on commodity derivative instruments, and ceiling write-downs of oil and gas properties. As such, it does not appear that the amounts presented conform to the measure EBITDA as it is specifically defined. Please confirm that you will revise future disclosures to reflect EBITDA or that you will more accurately depict the non-GAAP measure you are presenting (i.e., adjusted EBITDA as described on page 50 of your Form 10-K for the fiscal year ended December 31, 2010).
The Company hereby confirms to the Staff that it will revise all future disclosures to more accurately depict the non-GAAP measure presented (i.e. adjusted EBITDA).
We also confirm and acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Please feel free to call me at the letterhead address or Jim Tuell, Resolute’s Vice President and Chief Accounting Officer at 303-534-4600 should you desire to discuss these matters. If you do not agree with the positions taken herein we believe it would be both more responsive and efficient, and we would appreciate the opportunity, to discuss matters with you directly, rather than being notified of your conclusion by mail. We look forward to your reply.

Very truly yours, Resolute Energy Corporation

Theodore Gazulis Chief Financial Officer

cc. Mark Wojciechowski